Exhibit 12

Mediacom LLC
Schedule of Ratio of Earnings to Fixed Charges
For the Year Ended

	12/31/2004	12/31/2003	12/31/2002	12/31/2001	12/31/2000
	(in thousands, except ratio amounts)
Earnings:
Net income (loss) before income taxes	$8,976	$(42,490)	$(105,107)	$(125,682)	$(149,224)
Interest expense, net	97,790	98,596	102,458	93,823	68,973
Amortization of capitalized interest	1,356	1,580	497	1,365	702
Amortization of debt issuance costs	5,642	3,320	3,754	3,984	2,992
Interest component of rent expense(a)	2,623	2,342	2,136	1,850	1,720

Earnings available for fixed charges	$116,387	$63,348	$3,738	$(24,660)	$(74,837)

Fixed Charges:
Interest expense, net	97,790	98,596	102,458	93,823	68,973
Capitalized interest	1,545	3,532	2,723	3,912	5,317
Amortization of debt issuance costs	5,642	3,320	3,754	3,984	2,992
Interest component of rent expense(a)	2,623	2,342	2,136	1,850	1,720

Total fixed charges	$107,600	$107,790	$111,071	$103,569	$79,002

Ratio of earnings to fixed charges	1.08	—	—	—	—

Deficiency of earnings over fixed charges	$—	$(44,442)	$(107,333)	$(128,229)	$(153,839)

(a)	One-third of rent expense is the portion deemed representative of the interest factor.